Exhibit (a)(9)

April 15, 2008

Dear Fellow Stockholders,

The Packeteer, Inc. (the “Company”) Board of Directors has adopted a Stockholders’ Rights Plan (the “Plan”). We have enclosed a summary of the principal terms of the Plan and we urge you to read it carefully.

As most of you are aware, on March 20, 2008, Elliott QoS, a subsidiary of Elliott Associates L.P. (collectively, “Elliott”) launched an unsolicited tender offer for any and all outstanding shares of the Company’s common stock at $5.50 per share, subject to a number of terms and conditions contained in Elliott’s tender offer documents. After careful consideration, including a thorough review of the tender offer with our management, and our legal and financial advisors, your Board of Directors (the “Board”) has unanimously determined that Elliott’s tender offer is contrary to the best interests of the Company’s stockholders, and recommends that you reject Elliott’s offer and not tender your shares, for the reasons set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the Securities and Exchange Commission.

The Plan does not preclude the Board from considering or accepting an offer to acquire all or part of the Company, if the Board believes the offer to be in the best interests of the Company’s stockholders. The Rights Plan is not intended to prevent the consummation of a transaction which the Board believes is in the best interest of stockholders, but rather is designed to give the Board the time and leverage to negotiate such a transaction. The Plan was adopted by the Board after consultation with the Company’s investment bankers and counsel. The Plan, which is similar to the rights plans of many other public companies, will continue in effect until March 31, 2009, unless earlier redeemed or terminated by the Company, as provided in the Plan.

The adoption of the Plan does not weaken the financial strength of the Company or interfere with its business plans. The issuance of the Rights has no dilutive effect, will not affect reported earnings per share, is not taxable to the Company or you, and will not change the way in which you can trade the Company’s stock.

You are not required to take any action at this time. We recommend, however, that you read the enclosed summary of the many features of the Plan, and retain the summary with Packeteer, Inc. stock certificates or records. If you should require further information, a copy of the Plan is available from the Company’s Secretary.

We want to thank all our stockholders for their continued support.

Very truly yours,

David Côté
President and Chief Executive Officer

In connection with the Elliott tender offer, the Company has filed with the Securities Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”). The Company’s stockholders should read carefully the Schedule 14D-9 (including any amendments or supplements thereto) prior to making any decisions with respect to the Elliott tender offer because it contains important information. Free copies of the Schedule 14D-9 and the related amendments or supplements thereto that the Company has filed with the SEC are available at the SEC’s website at www.sec.gov.